EXHIBIT(a)(1)(A)


                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                            MICROTOUCH SYSTEMS, INC.
                                       AT
                              $21.00 NET PER SHARE
                                       BY
                           EQUINOX ACQUISITION, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF
                   MINNESOTA MINING AND MANUFACTURING COMPANY

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  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
            TIME, ON, JANUARY 3, 2001, UNLESS THE OFFER IS EXTENDED.
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     THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED
AS OF NOVEMBER 13, 2000, AMONG MINNESOTA MINING AND MANUFACTURING COMPANY ("PARENT"), EQUINOX ACQUISITION, INC. (THE "PURCHASER") AND MICROTOUCH SYSTEMS, INC. (THE "COMPANY") (THE "MERGER AGREEMENT"). THE BOARD OF DIRECTORS OF THE COMPANY (AT A MEETING DULY CALLED AND HELD) HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN) ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY; APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER; AND RESOLVED TO RECOMMEND THAT
THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS.
                                -----------------

                                    IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to EquiServe, L.P. (the "DEPOSITARY") and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in
Section 2, deliver an Agent's Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in Section 2, in each case prior to the expiration of the Offer, or (2) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in
Section 2. The Rights (as defined herein) are presently evidenced by certificates for common stock and a tender by shareholders of their Shares will also constitute a tender of the Rights.

     Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the "INFORMATION AGENT") or to Merrill Lynch & Co. (the "DEALER MANAGER") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees.

                                -----------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                               MERRILL LYNCH & CO.

November 17, 2000

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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY TERM SHEET .........................................................   1
INTRODUCTION ...............................................................   5
THE TENDER OFFER ...........................................................   6
  1. Terms of the Offer ....................................................   6
  2. Procedures for Tendering Shares .......................................   8
  3. Withdrawal Rights .....................................................  11
  4. Acceptance for Payment and Payment ....................................  12
  5. Certain U.S. Federal Income Tax Consequences ..........................  13
  6. Price Range of the Shares; Dividends on the Shares ....................  14
  7. Effect of the Offer on the Market for the Shares; Nasdaq Listing;
      Exchange Act Registration; Margin Regulations ........................  14
  8. Certain Information Concerning the Company ............................  15
  9. Certain Information Concerning Parent and the Purchaser ...............  17
 10. Source and Amount of Funds ............................................  19
 11. Contacts and Transactions with the Company; Background of the Offer ...  20
 12. Purpose of the Offer; Plans for the Company ...........................  21
 13. The Merger Agreement; the Shareholders Agreement; the Stock Option
      Agreement ............................................................  21
 14. Dividends and Distributions ...........................................  34
 15. Certain Conditions of the Offer .......................................  34
 16. Certain Legal Matters .................................................  35
 17. Fees and Expenses .....................................................  37
 18. Miscellaneous .........................................................  38

SCHEDULE I -- Directors and Executive Officers of Parent and the Purchaser . S-1

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                               SUMMARY TERM SHEET

     Equinox Acquisition, Inc. is offering to purchase all of the outstanding common stock of MicroTouch Systems, Inc. (including the associated preferred stock purchase rights) for $21.00 net per share in cash. The following are some of the questions you, as a shareholder of MicroTouch Systems, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.


WHO IS OFFERING TO BUY MY SHARES?

     Our name is Equinox Acquisition, Inc. We are a Massachusetts corporation formed for the purpose of making a tender offer for all of the common stock of MicroTouch Systems. We are a wholly owned subsidiary of Minnesota Mining and Manufacturing Company, a Delaware corporation ("3M"). See "Introduction" and
Section 9 -- "Certain Information Concerning Parent and the Purchaser" -- of this offer to purchase.


WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding common stock of MicroTouch Systems (including the associated preferred stock purchase rights). See "Introduction" and Section 1 -- "Terms of the Offer" -- of this offer to purchase.


HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO
  PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $21.00 per share (including the associated preferred stock purchase rights), net to you, in cash without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and Section 1 -- "Terms of the Offer" -- of this offer to purchase.


DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     3M will provide us with sufficient funds to acquire all tendered shares and any shares to be acquired in the merger that is expected to follow the successful completion of the offer. 3M expects to obtain these funds from its available cash on hand. The offer is not conditioned upon any financing arrangements. See Section 10 -- "Source and Amount of Funds" -- of this offer to purchase.


IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

     --   the offer is being made for all outstanding shares solely for cash,

     --   the offer is not subject to any financing condition, and

     -- if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.


HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on January 3, 2001, to tender your shares in the offer, unless the expiration date of the offer is extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1 -- "Terms of the Offer" -- and Section 2 -- "Procedures for Tendering Shares" -- of this offer to purchase.


CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

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     --   we may (i) extend the offer for one or more periods of time that we reasonably believe to be necessary to cause the conditions to the offer to be satisfied, if at the scheduled expiration date of the offer any of the conditions to our obligation to accept shares for payment is not satisfied or waived until such time as all conditions are satisfied or waived, (ii) extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission that is applicable to the offer or (iii) extend the offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if, as of such date, all of the conditions to our obligation to accept the shares for payment are satisfied or waived, but the number of shares validly tendered and not withdrawn pursuant to the offer equals less than 90% of the outstanding shares of MicroTouch Systems;

     -- we shall extend the offer for a period of time which we reasonably believe is necessary to cause the conditions to the offer to be satisfied if (i) all of the conditions to the offer are not satisfied on any scheduled expiration date of the offer, (ii) these unsatisfied conditions are reasonably capable of being satisfied within 30 days after the initial expiration date of the offer and (iii) MicroTouch Systems is in compliance with all of its covenants in the merger agreement; PROVIDED, HOWEVER, that we are not required to extend the offer beyond February 2, 2001; and

     -- we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See Section 1 -- "Terms of the Offer" -- of this offer to purchase.


HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform EquiServe, L.P., the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 -- "Terms of the Offer" -- of this offer to purchase.


WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     There is no financing condition to the offer, however:

     -- we are not obligated to purchase any tendered shares unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the shares of MicroTouch Systems outstanding on a fully diluted basis. We have agreed not to waive this minimum tender condition without the consent of MicroTouch Systems.

     --   we are not obligated to purchase any tendered shares if:

          -- there is a material adverse change in MicroTouch Systems or its business; or

          -- the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or under any other applicable material competition, merger, control, antitrust or similar law or regulation have not expired or been terminated.

     The offer is also subject to a number of other conditions. See Section 15 -- "Certain Conditions of the Offer" -- of this offer to purchase.


HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to EquiServe, L.P., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three National Association of Securities

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Dealers Automated Quotation trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 2 -- "Procedures for Tendering Shares" -- of this offer to purchase.


UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until the offer has expired and, if we have not by January 15, 2001, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See Section 1 -- "Terms of the Offer" -- and Section 3 -- "Withdrawal Rights" -- of this offer to purchase.


HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1 -- "Terms of the Offer" -- and Section 3 -- "Withdrawal Rights" -- of this offer to purchase.


WHAT DOES THE MICROTOUCH SYSTEMS BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer pursuant to a merger agreement among us, 3M and MicroTouch Systems. The MicroTouch Systems board of directors (at a meeting duly called and held) determined that the merger agreement, the offer and the merger are fair to and in the best interests of MicroTouch Systems and the shareholders of MicroTouch Systems and approved and adopted the merger agreement and the transactions contemplated thereby, including our tender offer and our proposed merger with MicroTouch Systems and resolved to recommend that shareholders accept the offer and tender their shares.


HAVE ANY SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

     Yes. Certain officers and directors of MicroTouch Systems have entered into a shareholders agreement with us and 3M under which they have agreed to tender all of their shares of MicroTouch Systems. These shareholders own, in the aggregate, 11.2% of the outstanding common stock of MicroTouch Systems on a fully diluted basis. See Section 13 -- "The Merger Agreement; the Shareholders Agreement; the Stock Option Agreement" -- of this offer to purchase.


WHY DID MICROTOUCH SYSTEMS GRANT 3M AN OPTION TO PURCHASE ITS SHARES?

     As a prerequisite to entering into the merger agreement, we required that MicroTouch Systems grant an option to our parent, 3M, to buy up to 1,291,873 shares of MicroTouch Systems common stock. This represents 19.9% of the shares of MicroTouch Systems outstanding on November 13, 2000. The number of shares issuable under the option will be increased if the number of outstanding shares of MicroTouch Systems increases, in order to maintain the percentage of outstanding shares represented by the option at 19.9%. The exercise price of the option is $21.00 per share.

     The option is not currently exercisable and may only be exercised by 3M if
(i) any person or group acquires or has the right to acquire 20% or more of the outstanding shares of common stock of MicroTouch; or (ii) an event occurs that would entitle us to receive a termination fee under the merger agreement. Otherwise, the option will terminate and may not be exercised by 3M.

     The option may discourage third parties from acquiring a significant stake in MicroTouch Systems, and is intended to increase the likelihood that the tender offer and merger will be completed. If the merger agreement is terminated and 3M exercises its option to purchase MicroTouch Systems common stock, MicroTouch Systems would not be able to account for future transactions on a pooling-of-interests basis.

     See Section 13 -- "The Merger Agreement; the Shareholders Agreement; the Stock Option Agreement" -- of this offer to purchase.


WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED IN THE OFFER?

     If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis of MicroTouch Systems, we will be merged with MicroTouch Systems. If that merger takes place, 3M will own all of

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the shares of MicroTouch Systems, and all other shareholders of MicroTouch
Systems will receive $21.00 per share in cash (or any higher price per share that is paid in the offer).

     There are no dissenters' rights available in connection with the offer. However, if the merger takes place, shareholders who have not sold their shares in the offer will have dissenters' rights under Massachusetts law. See Section 13 -- "The Merger Agreement; the Shareholders Agreement; the Stock Option Agreement -- Dissenters' Rights" -- of this offer to purchase.


IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger takes place, shareholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to pursue dissenters' rights under Massachusetts law. Therefore, if the merger takes place and you do not perfect your dissenters' rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the merger does not take place, the number of shareholders and the number of shares of MicroTouch Systems that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on The National Association of Securities Dealers Automated Quotation System -- National Market or any other securities exchange, and MicroTouch Systems may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See Section 7 -- "Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" -- of this offer to purchase.


WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On November 13, 2000, the last trading day before MicroTouch Systems and 3M announced that they had signed the merger agreement, the last sale price of the shares reported on The National Association of Securities Dealers Automated Quotation System -- National Market was $14.875 per share. On November 16, 2000, the last trading day before we commenced our tender offer, the last sale price of the shares was $20.56 per share. We advise you to obtain a recent quotation for shares of MicroTouch Systems in deciding whether to tender your shares. See
Section 6 -- "Price Range of the Shares; Dividends on the Shares" -- of this offer to purchase.


TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or Merrill Lynch & Co. at (212) 236-3790 (call collect). MacKenzie Partners is acting as the information agent and Merrill Lynch is acting as the dealer manager for our tender offer. See the back cover of this offer to purchase.


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To the Holders of Common Stock of
MicroTouch Systems, Inc.:

                                  INTRODUCTION

     EQUINOX ACQUISITION, INC., a Massachusetts corporation (the "PURCHASER") and wholly owned subsidiary of MINNESOTA MINING AND MANUFACTURING COMPANY, a Delaware corporation ("PARENT"), hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share ("COMMON STOCK"), of MICROTOUCH SYSTEMS, INC., a Massachusetts corporation (the "COMPANY"), including the associated preferred stock purchase rights (the "RIGHTS") issued pursuant to the Rights Agreement, dated as of January 19, 1996, between the Company and The First National Bank of Boston, as Rights Agent (the "RIGHTS AGREEMENT") (the Common Stock and the Rights together are referred to herein as the "SHARES") at a price of $21.00 per Share, net to the seller in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "OFFER").

     Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which is acting as the Dealer Manager (the "DEALER MANAGER"), EquiServe, L.P., which is acting as the Depositary (the "DEPOSITARY"), and MacKenzie Partners, Inc., which is acting as the Information Agent (the "INFORMATION AGENT"), incurred in connection with the Offer. See
Section 16.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 13, 2000, among Parent, the Purchaser and the Company (the "Merger Agreement"), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "MERGER"). In the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Massachusetts law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon.

     The Merger Agreement is more fully described in Section 13.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") (AT A MEETING DULY CALLED AND HELD), HAS (X) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY; (Y) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER; AND (Z) RESOLVED TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER (THE DETERMINATIONS, APPROVALS AND RECOMMENDATIONS OF THE COMPANY BOARD SET FORTH IN CLAUSES (X), (Y) AND (Z) ABOVE BEING COLLECTIVELY REFERRED TO AS THE "RECOMMENDATION"). THE FACTORS CONSIDERED BY THE COMPANY BOARD IN ARRIVING AT ITS DECISION TO APPROVE THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND IS BEING MAILED TO SHAREHOLDERS OF THE COMPANY CONCURRENTLY HEREWITH.

     Broadview International LLC ("Broadview"), the Company's financial advisor has delivered to the Company Board a written opinion, dated November 13, 2000, to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $21.00 per Share cash


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consideration to be received in the Offer and the Merger by the holders of
Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. A copy of Broadview's opinion is included as an annex to the Schedule 14D-9. Shareholders are urged to, and should, read the Schedule 14D-9 and such opinion carefully in their entirety.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1 HEREOF) THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF THE FULLY DILUTED SHARES ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION"), AND (B) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER OR TO THE MERGER AND ANY OTHER WAITING PERIODS UNDER ANY OTHER APPLICABLE MATERIAL COMPETITION, MERGER, CONTROL, ANTITRUST OR SIMILAR LAW OR REGULATION SHALL HAVE EXPIRED OR BEEN TERMINATED.

     Consummation of the Merger is subject to a number of conditions, including approval by shareholders of the Company, if such approval is required under applicable law, and Shares having been purchased pursuant to the Offer. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser and the Company may agree to amend the Merger Agreement to allow the Merger to be effected pursuant to the "short-form" merger provisions of the Massachusetts Business Corporation Law (the "MBCL"), without prior notice to, or any action by any other shareholder of the Company. In such event, the Purchaser would effect the Merger without any action by any other shareholder of the Company as promptly as practicable following the purchase of Shares pursuant to the Offer. See Section 13.

     The Company has informed the Purchaser that, as of November 10, 2000, there were 8,247,309 fully diluted Shares, consisting of 6,491,823 Shares issued and outstanding and 1,755,486 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares from the Company. Based upon the foregoing and assuming that no Shares are otherwise issued after November 10, 2000, the Minimum Tender Condition will be satisfied if at least 4,123,655 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of fully diluted Shares on the date that the Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Tender Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company Board and to effect the Merger without the affirmative vote of any other shareholder of the Company. See Section 13.

     No dissenters' rights are available in connection with the Offer. Shareholders may exercise dissenters' rights under the MBCL in connection with the Merger, however, regardless of whether the Merger is consummated with or without a vote of the shareholders.

     Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.


                                THE TENDER OFFER

1.   TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "EXPIRATION DATE" means 12:00 midnight, New York City time, on January 3, 2001, unless and until the Purchaser shall have extended the period of time during which the


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Offer is open in accordance with the terms of Merger Agreement, in which event the term "EXPIRATION DATE" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

     The Purchaser may, at any time and from time to time, take one or more of the following actions without the consent of the Company: (a) extend the Offer for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions to the Offer to be satisfied, if at the Expiration Date any of the conditions to the Purchaser's obligation to accept Shares for payment is not satisfied or waived, until such time as all such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof that is applicable to the Offer or (c) extend the Offer for an aggregate period of not more than ten business days beyond the latest applicable date that would otherwise be permitted under clause (a) or (b) of this sentence, if, as of such date, all of the conditions to the Purchaser's obligation to accept Shares for payment (including the Minimum Tender Condition) are satisfied or waived but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals less than 90% of the outstanding Shares on a fully diluted basis. If (x) all of the conditions to the Offer are not satisfied on any scheduled Expiration Date of the Offer and (y) the Company is in compliance with all of its covenants in the Merger Agreement, then the Purchaser will extend the Offer for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions of the Offer to be satisfied, until all such conditions are satisfied or waived; PROVIDED, HOWEVER, that the Purchaser will not be required to extend the Offer pursuant to this sentence beyond February 2, 2001. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

     The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, in each case in its sole discretion; PROVIDED, HOWEVER, that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer or change the form of consideration payable in the Offer, (iii) amend or waive the Minimum Tender Condition or add to the conditions of the Offer, (iv) except as provided above, extend the Offer, or (v) otherwise amend the terms of Offer in any manner adverse to the holders of Shares.

     If by 12:00 midnight, New York City time, on January 3, 2001 (or any later date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (b) except as set forth above with respect to the Minimum Tender Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) as set forth above, to extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) except as set forth above, to amend the Offer.

     Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next Business Day (as defined below) after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14(e)-1 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. As used in this Offer to Purchase, "BUSINESS DAY" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders.

     Pursuant to Rule 14d-11 under the Exchange Act, although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance of the Shares for payment pursuant to the Offer (a "SUBSEQUENT OFFERING PERIOD"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

     During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after January 3, 2001. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

     THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14d-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

     The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.   PROCEDURES FOR TENDERING SHARES

     VALID TENDER. For a shareholder validly to tender Shares pursuant to the Offer, (a) the certificates for tendered Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY (AS DEFINED BELOW), IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITY") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "AGENT'S MESSAGE" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an "ELIGIBLE INSTITUTION"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

     (a) such tender is made by or through an Eligible Institution;

     (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

     (c) Either (i) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents, is received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "TRADING DAY" is any day on which the National Association of Securities Dealers Automated Quotation System ("NASDAQ") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     PREFERRED STOCK PURCHASE RIGHTS. The Rights Agreement has been amended as of November 9, 2000, to exempt from the provisions of the Rights Agreement the Merger Agreement, the acquisition of Shares by the Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement. The Rights are represented by and transferred with the Shares. Accordingly a tender of Shares will constitute a tender of the associated Rights.

     OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     APPOINTMENT. By executing a Letter of Transmittal (or facsimile thereof), (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), a tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after November 17, 2000. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

     BACKUP WITHHOLDING TAX. In order to avoid U.S. federal backup withholding tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding tax. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and any payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding tax at a rate of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding tax (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding tax. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding tax. See Instruction 9 to the Letter of Transmittal.

3.   WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 15, 2001 unless, as described below, such Shares are tendered during any Subsequent Offering Period.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.   ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, and any other applicable material competition, merger, control, antitrust or similar law or regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or
(b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2, a Book-Entry Confirmation and either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

     The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment as soon as practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 3.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.   CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "CODE"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder as consideration for the Shares tendered by the shareholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be, and the adjusted tax basis of such Shares. Gain or loss will be calculated separately for each block of Shares that have the same holding period and adjusted tax basis. If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by such shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder's holding period for the Shares exceeds one year.

     A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to a 31% federal backup withholding tax unless the shareholder provides its TIN and certifies that such number is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding tax rules. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding tax may be subject to a penalty imposed by the IRS. See "Backup Withholding Tax" under Section 2. Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding tax.

     If U.S. Federal backup withholding tax applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding tax is not an additional tax.

Rather, the amount of the backup withholding tax can be credited against the U.S. federal income tax liability of the person subject to the backup withholding tax, provided that the required information is given to the IRS. If backup withholding tax results in an overpayment of tax, a refund can be obtained by the shareholder by filing a U.S. federal income tax return.

     The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code -- such as non-U.S. persons, insurance companies, tax-exempt organizations, partnerships, dealers or traders in securities and financial institutions -- and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion or other risk-reduction transaction. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.   PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are listed on the Nasdaq National Market under the symbol "MTSI." The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on the Nasdaq National Market based on published financial sources.

                                                            HIGH           LOW
                                                          --------      --------
Fiscal Year Ended December 31, 1998:
  Fourth Quarter .....................................    $  16.88      $  12.25

Fiscal Year Ended December 31, 1999:
  First Quarter ......................................       19.56         11.88
  Second Quarter .....................................       15.56         12.25
  Third Quarter ......................................       17.50         14.56
  Fourth Quarter .....................................       17.94         12.06

Fiscal Year Ending December 31, 2000:
  First Quarter ......................................       14.63         12.63
  Second Quarter .....................................       12.75          8.63
  Third Quarter ......................................        9.50          6.13
  Fourth Quarter (through November 16, 2000) .........       20.63          6.00

     On November 13, 2000, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the Nasdaq National Market was $14.875 per Share. On November 16, 2000, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the Nasdaq National Market was $20.56 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Company had never paid a cash dividend on its common stock and expected that future earnings would be retained for use in its business.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

     MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

     NASDAQ NATIONAL MARKET LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued inclusion on the Nasdaq National Market, which requires that an issuer either (i) have at least 750,000 publicly held shares held by at least 400 round-lot shareholders, with a market value of at least $5,000,000, net tangible assets

(total assets (excluding goodwill) less total liabilities) of at least $4,000,000 and have a minimum bid price of $1 or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round-lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5 and have either
(A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000. If the Nasdaq National Market and the NASDAQ Smallcap Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the price per Share to be paid in the Offer. In the Merger Agreement, the Company has represented that, as of November 10, 2000, 6,491,823 Shares were issued and outstanding.

     EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of
Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders.

     Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

     MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Massachusetts corporation with its principal offices at 300 Griffin Brook Park Drive, Methuen, Massachusetts 01844, telephone number
(978) 659-9000. According to the Company's Quarterly Report for the fiscal quarter ended September 30, 2000, the Company develops, manufactures and sells touch and pen input systems, including touch sensitive screens, digitizers and ThruGlass products.

     Set forth below is certain selected financial data with respect to the Company and its subsidiaries excerpted from the data contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000. More comprehensive financial data is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial data (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                            MICROTOUCH SYSTEMS, INC.
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             NINE MONTHS ENDED                       YEAR ENDED
                                         --------------------------   ------------------------------------------
                                         OCTOBER 2,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1999          2000            1997           1998           1999
                                         ----------   -------------   ------------   ------------   ------------
INCOME STATEMENT DATA:
Net Sales .............................   $116,324      $117,178        $128,481       $144,370       $157,491
Gross Profit ..........................     41,969        30,795          44,928         55,420         53,168
Operating Income (Loss) ...............      8,176        (3,250)          9,757         12,767          5,982
Net Income (Loss) .....................      3,985        (1,856)          6,411          9,368          2,671
Basic Earnings (Loss) Per Share .......       0.57         (0.29)           0.81           1.22           0.39
Diluted Earnings (Loss) Per Share .....       0.56         (0.29)           0.77           1.20           0.38

                                                                           AT              AT             AT
                                                                      SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                                          2000            1998           1999
                                                                      -------------   ------------   ------------
BALANCE SHEET DATA:
Total Current Assets ................................................    $73,644       $ 84,935        $74,327
Total Assets ........................................................     96,376        104,345         97,104
Total Current Liabilities ...........................................     32,152         25,875         27,526
Total Liabilities ...................................................     32,152         25,976         27,596
Total Stockholder's Equity ..........................................     64,224         78,369         69,508

     CERTAIN COMPANY PROJECTIONS. During the course of discussions between representatives of Parent and the Company, the Company provided Parent or its representatives with certain non-public business and financial information about the Company. This information included the following projections of revenue, operating income and EBITDA (earnings before interest, taxes, depreciation and amortization) for the Company for the years 2000 through 2002:

                                                                            2000          2001          2002
                                                                           ------        ------        ------
                                                                                    (IN $ MILLIONS)
Revenue ..............................................................     $163.0        $194.6        $245.9
Operating Income .....................................................        0.2          23.9          45.4
 Operating Income as a % of Sales ....................................        0.1%         12.3%         18.5%
EBITDA ...............................................................     $  5.7        $ 30.1        $ 51.9

     The projections set forth above are included in this Offer to Purchase only because this information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. The Company has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of the Company, with respect to industry performance (including general business, economic, market and financial conditions and other matters), all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

     AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company's proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a Web site on the Internet at http://www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such information should also be available for inspection at the offices of the National Association of Securities Dealers, Reports Section, 1735 K Street, Washington, D.C. 20006. The Parent's SEC filings are also available to the public over the Internet at EDGAR Online, Inc.'s web site (http://www.freeedgar.com).

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither Parent nor the Purchaser takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.   CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

     The Purchaser, a Massachusetts corporation that is a wholly owned subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal executive office and telephone number of the Purchaser are those of the Parent.

     Parent is a Delaware corporation. The principal executive office of Parent is located at 3M Center, St. Paul, Minnesota 55144, telephone number (651) 773-1110. Parent is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. Parent's business has developed from its research and technology in coating and bonding for coated abrasives, the company's original product. Coating and bonding is the process of applying one material to another, such as abrasive granules to paper or cloth (coated abrasives), adhesives to backing (pressure-sensitive tapes), ceramic coating to granular mineral (roofing granules), glass beads to plastic backing (reflective sheeting), and low-tack adhesives to paper (repositionable notes). Shares of Parent are listed on the New York Stock Exchange.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and the Purchaser are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, none of Parent or the Purchaser, or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Parent or the Purchaser, or any of the persons so listed, beneficially owns any equity security of the Company, and none of Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the other persons referred to above has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase or the Schedule TO filed with the Commission, (a) there have not been any contracts, transactions or negotiations between Parent or the Purchaser, any of their respective subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of Parent, or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition and in view of the financial capacity of Parent, Parent and the Purchaser believe the financial condition of Parent is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

     Notwithstanding the foregoing, however, set forth below is certain selected financial data with respect to the Parent and its subsidiaries excerpted from the data contained in the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000. More comprehensive financial data is included in such reports and other documents filed by the Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial data (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                   MINNESOTA MINING AND MANUFACTURING COMPANY

                            HISTORICAL FINANCIAL DATA

                                                                                                 NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                  --------------------------------------------------------     --------------------
                                    1995         1996      1997         1998         1999        1999         2000
                                  -------      -------   -------      -------      -------     -------      -------
                                            (IN MILLIONS, EXCEPT PER SHARE DATA)                    (UNAUDITED)
OPERATING DATA:
 Net sales ....................   $13,460      $14,236   $15,070      $15,021      $15,659     $11,636      $12,528
 Income from continuing
  operations ..................     1,306(2)     1,516     2,121(3)     1,213(4)     1,763(5)    1,319(5)     1,456(1)
 Income per share from
  continuing operations --
  basic .......................      3.11         3.63      5.14         3.01         4.39        3.28         3.67
 Income per share from
  continuing operations --
  diluted .....................      3.09         3.59      5.06         2.97         4.34        3.25         3.64
 Cash dividends declared and
  paid per share ..............      1.88         1.92      2.12         2.20         2.24        1.68         1.74

BALANCE SHEET DATA:
 Total assets .................   $14,183(6)   $13,364   $13,238      $14,153      $13,896                  $14,682
 Long-term debt (excluding
  portion due within one
  year) .......................     1,203          851     1,015        1,614        1,480                    1,141

--------------------
(1) The first nine months of 2000 includes non-recurring costs, primarily relating to the company's decision to phase-out its perfluorooctanyl chemistry production, and includes non-recurring gains relating to asset dispositions, which together offset each other. The first nine months of 2000 also reflects a benefit of $31 million after tax, or 8 cents per diluted share, associated with the termination of a product distribution agreement.

(2) 1995 includes a restructuring charge of $52 million after tax, or 12 cents per diluted share.

(3) 1997 includes a gain of $495 million after tax, or $1.18 per diluted share, on the sale of National Advertising Company.

(4) 1998 includes a restructuring charge of $313 million after tax, or 77 cents per diluted share.

(5) Total year 1999 and the first nine months of 1999 include a gain of $52 million after tax, or 13 cents per diluted share, relating to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced the 1998 restructuring charge.

(6)  1995 total assets include net assets of discontinued operations.

     AVAILABLE INFORMATION. The Parent is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Parent's directors and officers, their remuneration, stock options and other matters, the principal holders of the Parent's securities and any material interest of such persons in transactions with the Parent is required to be disclosed in the Parent's proxy statements distributed to the Parent's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth with respect to the Company in Section 8. The Parent's SEC filings are also available to the public over the Internet at EDGAR Online, Inc.'s web site (http://www.freeedgar.com).

10.  SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer (assuming the exercise of all outstanding options and after deducting the proceeds of such exercise) and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $160 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution that will be made by Parent to the Purchaser. Parent intends to use its available cash on hand to make this capital contribution. Neither the Offer nor the Merger is conditioned on obtaining financing.

11.  CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF
     THE OFFER

     Parent's Optical Systems Division has been regularly considering strategic acquisition opportunities during the past 18 months. During this period of consideration and review, Parent frequently considered the Company as a candidate for an alliance or business combination.

     On August 18, 2000, representatives of Broadview, the Company's financial advisor, contacted the Company to initiate discussions of possible strategic alliances between Parent and the Company.

     On August 30, 2000, Mr. Wong, Division Vice President of Parent's Optical Systems Division, along with other representatives of Parent met with D. Westervelt Davis, President and Chief Executive Officer of the Company, and other representatives and advisors of the Company, at the Company's offices in Methuen, Massachusetts, to discuss a full range of possible strategic alliances between Parent and the Company including a possible business combination.

     Between August 30, 2000 and September 14, 2000, the Company provided selected information to Parent for purposes of evaluating a possible business combination and potential tender offer price.

     On September 15, 2000, Mr. Wong and other representatives of Parent met with Mr. Davis and other representatives and advisors in Parent's offices in St. Paul, Minnesota to continue discussions regarding a possible business combination.

     On September 20, 2000 Parent and the Company reached a preliminary understanding on a possible purchase price of $21.00 per share and certain other tentative terms of a possible transaction.

     On September 27, 2000 and September 28, 2000, representatives and advisors of both Parent and the Company met at the offices of Company counsel in Boston, Massachusetts, to discuss the Company's business operations. The parties also discussed the material terms of a possible business transaction. These discussions led to the execution of an exclusivity agreement on October 6, 2000 pursuant to which, subject to certain exceptions, the Company agreed to refrain from negotiating a business combination with any party other than Parent until October 25, 2000. The term of this exclusivity agreement was subsequently extended through November 3, 2000.

     From October 2, 2000 through October 19, 2000, Parent's representatives and advisors met with various representatives and advisors of the Company to review the Company's business plans and operations. Also during this period, and continuing through November 3, 2000, Parent and its advisors conducted legal, environmental, business, and financial due diligence.

     On October 19 and 20, 2000, representatives of Parent and the Company and their respective legal advisors met at Parent's offices in St. Paul, Minnesota to negotiate the Merger Agreement, Shareholders Agreement and Option Agreement. These negotiations continued telephonically until November 3, 2000, at which time the documents were finalized, subject to minor revisions over the next several days.

     On November 9, 2000, the Company's Board of Directors approved the Offer, the Merger, the Merger Agreement, the Option Agreement, the Shareholders Agreement, and the other transactions contemplated thereby.

     On November 13, 2000, Parent's Board of Directors approved the Offer, the Merger, the Merger Agreement, the Option Agreement, the Shareholder Agreement, and the other transactions contemplated thereby.

     On November 13, 2000, Parent, the Purchaser and the Company executed the Merger Agreement, Parent and the Company executed the Option Agreement, and Parent, the Purchaser and certain officers and directors of the Company executed the Shareholders Agreement.

     On November 13, 2000, Parent and the Company issued a joint press release in the United States announcing the execution of the Merger Agreement.

12.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

PURPOSE OF THE OFFER

     The purpose of the Offer is to enable Parent to acquire control of the Company and to acquire the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

PLANS FOR THE COMPANY

     If a majority of the outstanding Shares are purchased by the Purchaser pursuant to the Offer, Parent may designate its representatives as a majority of the Company Board. Parent's principal reason for acquiring the Company is the strategic fit of the Company's operations with Parent's operations. Parent intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, actions or changes would be desirable in light of the circumstances then existing (including steps to integrate the operations of the Company with those of Parent under the direction of Parent's management as well as the implementation of technical and industrial savings and synergies created by the transaction), and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's corporate structure, capitalization, management or dividend policy.

     Except as described above or elsewhere in this Offer to Purchase, Parent and the Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.  THE MERGER AGREEMENT; THE SHAREHOLDERS AGREEMENT; THE STOCK OPTION
     AGREEMENT

THE MERGER AGREEMENT

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, with the Company being the surviving corporation, and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or by shareholders, if any, who are entitled to and who properly exercise appraisal rights under Massachusetts law) will be converted into the right to receive highest the price per Share paid pursuant to the Offer in cash, without interest thereon.

     THE COMPANY ACTION. The Merger Agreement states that the Company Board (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and the shareholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     VOTE REQUIRED TO APPROVE MERGER. The MBCL requires, among other things, that, if the "short-form" merger procedure described below is not available, the adoption of any plan of merger or consolidation of the Company must be approved by the holders of two-thirds of the Company's outstanding Common Stock or such lesser percentage as is required under the Company's Articles of Organization (but in no event less than a majority). The Company's Articles of Organization permit approval of the Merger Agreement by the holders of a majority of the Company's outstanding Common Stock. Consequently, if the "short-form" merger procedure is not available, the Company will call and hold a meeting of its shareholders promptly following the consummation of the Offer for the purpose of voting upon the approval of the Merger and the Merger Agreement. At such meeting all shares of Common Stock then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger and the Merger Agreement. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding shares of Company Common Stock (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company.

     The MBCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of the stock of another corporation, the parent company may effect a "short-form" merger pursuant to which the subsidiary can be merged into the parent company without a shareholder vote. The Merger Agreement currently provides that, upon consummation of the Merger, Purchaser would be merged into the Company. However, the MBCL "short-form" merger provisions do not permit a parent to merge into a subsidiary. Thus, a "short-form" merger would not be available unless the Merger Agreement were amended to provide that the Company would be merged into the Purchaser. The Purchaser and the Company may agree to amend the Merger Agreement to allow the Merger to be effected pursuant to the "short-form" merger provisions of the MBCL without any action by any shareholder of the Company.

     CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) Shareholder Approval (as defined below under "Termination of the Merger Agreement"), if required by applicable law, shall have been obtained; (b) no order, decree or injunction (collectively, "LEGAL RESTRAINTS") shall have been entered or issued by any governmental or regulatory authority, court, agency, commission or other governmental entity or any securities exchange or other self-regulatory body, domestic or foreign ("GOVERNMENTAL ENTITY"), that has the effect of making the Merger illegal or otherwise prohibiting consummation of the merger; (c) any requisite waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and any other approval or waiting period required prior to the effective time of the Merger (the "EFFECTIVE TIME") under any other applicable competition, merger control, antitrust or similar law or regulation of any Governmental Entity shall have been obtained or terminated or shall have expired, other than those the failure of which to have been obtained or terminated or to have expired would not reasonably be expected to have a Material Adverse Effect, as defined in the Merger Agreement or result in the commission of a criminal offense; (d) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer; (e) the Shareholders Agreement shall be in full force and effect; (f) the Stock Option Agreement shall be in full force and effect; and
(g) the Company shall have performed in all material respects its covenants regarding employee benefits plans contained in the Merger Agreement that are required to be performed on or prior to the Closing Date.

     TERMINATION OF THE MERGER AGREEMENT. Except as otherwise provided in the Merger Agreement, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Shareholder Approval has been obtained:

     (a) by mutual written consent of Parent and the Company;

     (b) by any party, if the Purchaser shall not have accepted for payment any Shares pursuant to the Offer satisfying the Minimum Tender Condition prior to February 28, 2001 (the "TERMINATION DATE"); PROVIDED that this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been a principal reason the Offer has not been consummated by such date; and provided further, that either party, by written notice to the other party, may extend the Expiration Date beyond February 28, 2001 to a date not later than April 30, 2001 if all conditions of the Offer other than those set forth in paragraph (f) of Section 15 -- "Conditions to the Offer" -- of this Offer to Purchase have been satisfied on or before February 28, 2001;

     (c) by any party, if a Governmental Entity shall have issued an order, decree or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for the Shares pursuant to the Offer or the Merger and such order, decree or injunction, or other action shall have become final and nonappealable;

     (d) by Parent (i) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach, individually or in the aggregate with other breaches, would give rise to the failure of a condition set forth in paragraph (d) or (e) under Section 15 -- "Certain Conditions of the Offer" -- of this Offer to Purchase, and has not been or is incapable of being cured by the Company within 20 business days after its receipt of written notice thereof from Parent, or (ii) if any suit, action or proceeding described in paragraph (a) under Section 15 -- "Certain Conditions of the Offer" -- of this Offer to Purchase shall have prevailed and become final and nonappealable;

     (e) by the Company, if either of Parent or the Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, except for such failures that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Parent's or the Purchaser's ability to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which breach or failure to perform has not been or is incapable of being cured by Parent within 20 business days after its receipt of written notice thereof from the Company;

     (f) by Parent, if the Merger and Merger Agreement have not been approved by an affirmative vote of the holders of a majority of the outstanding Shares ("SHAREHOLDER APPROVAL") unless Shares satisfying the Minimum Tender condition have been tendered to the Purchaser;

     (g) by Parent, if (i) the Company Board shall or shall resolve to (A) either not recommend that Company shareholders accept the Offer or, if applicable, give the Shareholder Approval, (B) withdraw or modify in any manner materially adverse to Parent or the Purchaser the Recommendation, (C) approve, recommend or fail to take a position that is adverse to any proposed Acquisition Transaction involving the Company or any of its subsidiaries (as described below under "Acquisition Proposals") or (D) except pursuant to the exercise of the Company's rights in circumstances described below under "Acquisition Proposals" in which termination of the Merger Agreement by the Company is permitted, take any action to make the provisions of Chapter 110D or 110F of the MGL (as described in Section 16) inapplicable to any Acquisition Transaction or release any standstill agreements or other similar restrictions, or amend the Rights Agreement, redeem the Rights or take any other action which would result in the Rights Agreement becoming inapplicable to any person or any Acquisition Transaction; (ii) the Company Board shall have refused to affirm to the Parent its recommendation to Company shareholders that they accept the Offer and give the Shareholder Approval as promptly as practicable (but in any case within five days) after receipt of any reasonable written request for such affirmation from Parent; or (iii) a person shall have acquired more than 20% of the outstanding shares of Company Common Stock; or

     (h) by the Company in the circumstances described below under "Acquisition Proposals" in which such termination by the Company is permitted, subject to compliance by the Company with the notice and termination fee provisions described below.

     ACQUISITION PROPOSALS. The Merger Agreement provides that, without the prior written consent of Parent, the Company will not, and will not authorize or permit any of its subsidiaries to, and shall use its reasonable best efforts to cause any of its or their respective officers, directors, employees, financial advisors, agents or other representatives not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined below) from any person, engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal or enter into any contract or understanding requiring it to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; provided that, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any person (a "PROPOSING PARTY") who (a) delivers a bona fide written Acquisition Proposal which was not solicited, initiated, encouraged or facilitated by the Company, directly or indirectly, after the date of the Merger Agreement or otherwise resulted from a breach of
Section 5.3 of the Merger Agreement, and (b) enters into an appropriate confidentiality agreement with the Company, if, but only if, the Board of Directors of the Company determines in good faith by a majority vote, (i) after consultation with, and receipt of advice from, its outside legal counsel, and taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the party making the proposal, that such proposal would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by the Merger Agreement, and
(ii) after consultation with the Company's independent financial advisors, that such proposal could reasonably be expected to be completed (a "SUPERIOR TRANSACTION").

     The Merger Agreement provides that the Company shall notify Parent orally and in writing (i) of any such offers or proposals described in the immediately preceding paragraph (including, without limitation, the terms and conditions of any such offers or proposals), and any amendments or revisions thereto, (ii) whether the person making such offer or proposal has a class of equity securities that is publicly traded, and whether such person is a Fortune 500 company, is listed on the New York Stock Exchange or is traded on The Nasdaq National Market, and (iii) without requiring the Company to divulge information that reasonably could lead Parent to identify the person making such offer or proposal, such other information regarding the financial position of the person making such offer or proposal and such other information as Parent reasonably may request relating to such person's ability to finance and consummate the Acquisition Transaction (as defined below) so offered or proposed. The foregoing information shall be delivered to Parent as promptly as practicable following the receipt by the Company of such offer or proposal, and the Company shall keep Parent reasonably informed of the status and material terms of any such offer or proposal.

     "ACQUISITION PROPOSAL" means any proposal or offer from any person (other than Parent or any of its subsidiaries) relating to any (i) direct or indirect acquisition or purchase of a portion of the business of the Company or any of its subsidiaries that generates 20% or more of the consolidated net revenues or constitutes 20% or more of the assets of the Company and its subsidiaries, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its subsidiaries whose business generates 20% or more of the consolidated net revenues or constitutes 20% or more of the assets of the Company and its subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the capital stock of the Company, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of it subsidiaries whose business generates 20% or more of the consolidated net revenues or constitutes 20% or more of the assets of the Company and its subsidiaries. Each of the transactions referred to in clauses (i) -- (iv) above, other than any such transaction to which Parent or any of its subsidiaries is a party, shall be deemed to exclude the Company's subsidiary in Australia and is referred to as an "ACQUISITION TRANSACTION."

     For purposes of the definitions of the terms "Acquisition Proposal" and "Acquisition Transaction," the term "consolidated net revenues" means the aggregate revenues of the Company and its subsidiaries for the 12-month period ending on the last day of the period covered by the most recent Form 10-K report of the Company or, if later, the most recent Form 10-Q report of the Company filed with the SEC.

     If, prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith by a majority vote, with respect to any Acquisition Proposal from a proposing party for an Acquisition Transaction received after the date of the Merger Agreement that was not solicited, initiated, encouraged or facilitated by the Company, directly or indirectly, after the date of the Merger Agreement or did not otherwise result from a breach of the requirements described above, that, based upon consultations with the Company's independent financial advisors and outside legal counsel, the Acquisition Transaction is a Superior Transaction, then the Company may terminate the Merger Agreement and enter into an acquisition agreement for the Superior Transaction; provided that, prior to any such termination, and in order for such termination to be effective, (i) the Company shall provide Parent three business days' written notice that it intends to terminate the Merger Agreement, identifying the Superior Transaction and delivering an accurate description of all material terms of the Superior Transaction to be entered into, and (ii) on the date of termination (provided that the advice of the Company's independent financial advisors and outside legal counsel referred to above shall continue in effect without revocation, revision or modification), the Company shall deliver to

Parent (A) a written notice of termination of the Merger Agreement, (B) a wire transfer of immediately available funds in the amount of the Termination Fee described below, (C) a written acknowledgment from the Company that the termination of the Merger Agreement and the entry into the Superior Transaction are a Triggering Event (as defined below), and (D) a written acknowledgment from each other party to the Superior Transaction that it has read the Company's acknowledgment referred to in clause (C) above and will not contest the matters thus acknowledged by the Company, including the payment of the Termination Fee.

     The Merger Agreement provides that the provisions described above will prevent the Board of Directors of the Company from taking, and disclosing to the Company's shareholders, a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required under the MGL (subject, however, to compliance with the balance of this sentence where applicable), and the Company Board may prior to the acceptance for payment of Shares pursuant to the Offer, withdraw, modify or change its recommendation if, in its good faith judgment, after consultation with outside legal counsel, failure to take such action would be inconsistent with its obligations under applicable law; provided that in the case of a tender offer, the Company Board shall not recommend that shareholders tender their Shares in such tender offer unless (i) such tender offer is determined to be a Superior Transaction in accordance with the provisions the Merger Agreement and (ii) the Company has provided Parent with not less than three business days' prior written notice of any such action.

     FEES AND EXPENSES; TERMINATION FEE. The Merger Agreement provides that, except as set forth below, all costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. All reasonable fees and expenses of the Company's financial advisors and legal counsel shall be paid by the Surviving Corporation of the Merger upon the consummation of the Merger.

     Upon the happening of a Triggering Event, the Company shall pay to Parent the amount of $9,000,000 (the "TERMINATION FEE"). "TRIGGERING EVENT" is defined in the Merger Agreement to mean any one of the following:

          (i) a termination of the Merger Agreement by Parent pursuant to clauses (i) and (ii) of paragraph (g) under this Section 13 -- "Termination of the Merger Agreement" -- of this Offer to Purchase;

          (ii) a termination of the Merger Agreement by Parent pursuant to clause (i) of paragraph (d)(i) or paragraph (f) under this Section 13 -- "Termination of the Merger Agreement" -- of this Offer to Purchase, if any Acquisition Proposal is publicly proposed or announced on or after the date of the Merger Agreement and such Acquisition Proposal has not been publicly rejected by the Board of Directors of the Company;

          (iii) a termination of the Merger Agreement by the Company pursuant to paragraph (h) under this Section 13 -- "Termination of the Merger Agreement" -- of this Offer to Purchase; or

          (iv) if, within twelve months after a termination of the Merger Agreement, any Acquisition Transaction is entered into, agreed to or consummated by the Company with a person (other than Parent or the Purchaser) who made, or who is affiliated with any person (other than Parent or the Purchaser) who made (A) an Acquisition Proposal or (B) a statement of intent to pursue an Acquisition Transaction, either of which was publicly proposed or announced prior to a termination of the Merger Agreement.

     Payment of the Termination Fee shall be made by wire transfer of immediately available funds (1) on the second business day after such termination in the case of clauses (i) and (ii) of the definition of Triggering Event set forth above, (2) on or prior to the date of such termination, in the case of clause (iii) of the definition of Triggering Event, or (3) on the earlier of (x) the date a contract is entered into with respect to an Acquisition Transaction or (y) the date an Acquisition Transaction is consummated, in the case of clause (iv) of the definition of Triggering Event. In no event shall more than one Termination Fee be payable by each party under the Merger Agreement.

     The Merger Agreement also provides that, if the Company terminates the Merger Agreement pursuant to paragraph (e) under this Section 13 -- "Termination of the Merger Agreement" -- of this Offer to Purchase, Parent shall pay to the Company, as liquidated damages, the sum of $9,000,000.

     INTERIM OPERATIONS OF THE COMPANY. In the Merger Agreement, the Company covenants and agrees as to itself and its subsidiaries, that, unless otherwise approved in writing by Parent or expressly contemplated by the Merger Agreement or the disclosure letter furnished by the Company to Parent (the "DISCLOSURE LETTER"), during the period from the date of the Merger Agreement until the earlier of (a) the termination of the Merger Agreement and (b) the Effective
Time:

          (i) the business of the Company and its subsidiaries (other than the Company's subsidiary in Australia) taken as a whole shall be conducted in all material respects in the ordinary and usual course consistent with the Company's past practice and, to the extent consistent therewith, the Company shall use, and shall cause its subsidiaries to use, reasonable commercial efforts to preserve its business organization intact in all material respects, keep available the services of its officers and employees as a group (subject to changes in the ordinary course) and maintain its existing relations and goodwill in all material respects with customers, suppliers, regulators, distributors, creditors, lessors, and others having business dealings with it, in each case, consistent with the Company's past practice;

          (ii) the Company shall not issue, deliver, grant or sell any additional shares of Company Common Stock or any subscriptions, options (including those granted under either the Company's (a) 1992 Equity Incentive Plan, (b) 1994 Directors Stock Option Plan, or (c) 1998 Employee and Consultant Non-Qualified Stock Option Plan (collectively, the "STOCK OPTION PLANS")), warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) to purchase or otherwise acquire from the Company or any of its subsidiaries at any time, or upon the happening of any stated event, any shares of capital stock of the Company (the "COMPANY OPTIONS") (other than the issuance, delivery, grant or sale of shares of Company Common Stock pursuant to the exercise or conversion of Company Options outstanding as of the date of the Merger Agreement);

          (iii) the Company shall not (A) amend its Articles of Organization or By-laws, amend or take any action under the Rights Agreement (other than actions requested by Parent in order to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement), or adopt any other shareholders rights plan or enter into any agreement with any of its shareholders in their capacity as such; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent corporation; or (D) repurchase, redeem or otherwise acquire or permit any of its subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock or any Company Options (it being understood that this provision shall not prohibit the exercise (cashless or otherwise) of Company Options);

          (iv) the Company shall not, and shall not cause or permit any of its subsidiaries to, take any action that it knows would cause any of its representations and warranties in the Merger Agreement to become inaccurate in any material respect;

          (v) except as expressly permitted by the Merger Agreement, and except as required by applicable law or pursuant to contractual obligations in effect on the date of the Merger Agreement, the Company shall not, and shall not permit its subsidiaries to, (A) enter into, adopt or amend (except for renewals on substantially identical terms) any agreement or arrangement relating to severance, (B) enter into, adopt or amend (except for renewals on substantially identical terms) any employee benefit plan or employment or consulting; or (C) grant any stock options or other equity related awards;

          (vi) except for borrowings under lines of credit contemplated by the Disclosure Letter and trade debt incurred in the ordinary course of business consistent with past practice, neither the Company nor any of its subsidiaries shall issue, incur or amend the terms of any indebtedness for borrowed money or guarantee any such indebtedness (other than indebtedness of the Company or any wholly-owned subsidiary);

          (vii) neither the Company nor any of its subsidiaries shall make any capital expenditures in an aggregate amount in excess of the aggregate amount reflected in the capital expenditure budget, a copy of which is attached to the Disclosure Letter;

          (viii) other than in the ordinary course of business consistent with past practice, neither the Company nor any of its subsidiaries shall transfer, lease, license, sell, mortgage, pledge, encumber or otherwise dispose of any of its or its subsidiaries' property or assets (including capital stock of any of its subsidiaries) material to the Company and its subsidiaries taken as a whole, except pursuant to contracts existing as of the date of the Merger Agreement (the terms of which have been previously disclosed to Parent);

          (ix) neither the Company nor any of its subsidiaries shall issue, deliver, sell or encumber shares of any class of its capital stock or any securities convertible into, or any rights, warrants or options to acquire, any such shares, except any such shares issued pursuant to options and other awards outstanding on this date under Company benefit plans or as otherwise permitted by the Merger Agreement;

          (x) neither the Company nor any of its subsidiaries shall acquire any business, including any facilities, whether by merger, consolidation, purchase of property or assets or otherwise, except to the extent provided for in the capital expenditure budget attached to the Disclosure Letter;

          (xi) the Company shall not change its accounting policies, practices or methods in any manner that materially affects the reported consolidated assets, liabilities or results of operations of the Company, except as required by generally accepted accounting principles, applicable law or by the rules and regulations of the SEC;

          (xii) other than pursuant to the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, take any action to cause shares of its Common Stock to cease to be listed on the Nasdaq National Market System;

          (xiii) the Company shall not, and shall not permit any of its subsidiaries to (A) enter into any contract, lease, agreement, instrument or other arrangement containing any covenant limiting the freedom of the company or any of its subsidiaries to engage in the business of the Company or compete with any person, (B) enter into any joint venture or partnership agreement that is material to the Company and its subsidiaries taken as a whole, or (C) enter into or amend any distribution, supply, inventory purchase, franchise, license, sales agency or advertising contract outside of the ordinary course of business consistent with past practice in scope and amount but in no event for a term (or an extension of a term) beyond the date that is twelve months after the date of the Merger Agreement;

          (xiv) the Company shall not, and shall not cause or permit any of its subsidiaries to, change or, other than in the ordinary course of business consistent with past practice, make any material tax election, settle any audit or file any amended tax returns, except as required by applicable law;

          (xv) the Company shall not take any action that could reasonably be expected to result in (A) any representation and warranty of the Company set forth in the Merger Agreement that is qualified as to materiality becoming untrue, (B) any such representation and warranty that is not so qualified becoming untrue in any manner that has or is reasonably expected to have a material adverse effect or (C) any condition to the Offer or the Merger not being satisfied; or

          (xvi) the Company shall not enter into, or permit any of its subsidiaries to enter into, any commitments or agreements to do any of the foregoing.

     BOARD OF DIRECTORS. The Merger Agreement provides that, promptly upon the satisfaction of the Minimum Tender Condition and the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Company Board as will give Purchaser representation on the Company Board equal to that number of directors, rounded down to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) MULTIPLIED BY (b) a fraction, the numerator of which is the number of Shares so accepted for payment and paid for by Purchaser and the denominator of which is the number of Shares outstanding at the time of acceptance for payment of Shares pursuant to the Offer, and the Company shall, promptly upon such designation by Purchaser, cause Purchaser's designees to be elected or appointed to the Company Board; PROVIDED, HOWEVER, that during the period commencing with the election or appointment of Purchaser's designees to the Company Board until the Effective Time or earlier termination of the Merger Agreement, the Company Board shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company (the "INDEPENDENT DIRECTORS"); and PROVIDED FURTHER, HOWEVER, that if during such period the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill any such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, affiliates, associates or shareholders of Parent or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

     STOCK OPTIONS. The Merger Agreement provides that, as of the Effective Time, each Company Option issued under the Stock Option Plans (each as defined above under the heading "Interim Operations of the Company") and outstanding immediately prior to the Effective Time shall be converted into the right to receive in cash an amount equal to the "Net Gain" attributable to such Company Option. At the Effective Time all such Company Options shall no longer be outstanding and shall automatically be cancelled and terminated and shall cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Net Gain attributable thereto. For purposes of the Merger Agreement, the term "NET GAIN" with respect to a Company Option means the product of (x) the excess of the highest price per Share paid pursuant to the Offer over the exercise price per share of such Company Option, and (y) the number of Shares of Common Stock subject to such Company Option. Immediately prior to the Effective Time, Parent shall provide or cause to be provided to the Company in a timely manner the funds necessary to pay the aggregate amount of "Net Gains" attributable to all Company Options that the Company becomes obligated to pay pursuant to the foregoing provisions of the Merger Agreement.

     TERMINATION OF STOCK OPTION PLANS. As the plan sponsor, the Company will
(i) not issue options to purchase shares of Company Common Stock under any of the Stock Option Plans after the date of the Merger Agreement, (ii) cause all of the Company Options issued under the Stock Option Plans and outstanding as of the date of the Merger Agreement to become fully vested and immediately exercisable upon the satisfaction of the Minimum Tender Condition, (iii) exercise its authority under the Stock Option Plans to cause each Company Option still outstanding at the Effective Time of the Merger to be converted into the right to receive in cash an amount equal to the Net Gain attributable to such Company Option, and (iv) cause all of the Stock Option Plans and all of the Company Options outstanding under such Plans to be terminated effective as of the date of closing of the Merger (the "CLOSING DATE"), subject to the right of the holders of Company Options to receive the Net Gains attributable to their Company Options as described above.

     MERGER OF 401(k) PLAN. As the plan sponsor, the Company will (on or before the Closing Date, except with respect to clauses (vi), (vii) and viii below, which shall occur as soon as administratively practicable following the Closing
Date) (i) adopt all amendments to the MicroTouch Systems, Inc. Employee Savings Plan (the "401(k) Plan") necessary to make such Plan comply with the applicable legal requirements as changed by the laws described in Revenue Procedure 99-23 issued by the IRS, (ii) make matching contributions (in amounts consistent with its practice of making such contributions in prior years) to the accounts of participants in such 401(k) Plan for the plan year ending December 31, 2000,
(iii) comply with the 401(k) Plan's provisions with respect to participant loans by placing in default and treating as deemed distributions the amount of any loans outstanding to former employees of the Company which have not been repaid in full (other than the former employees affected by the sale by the Company of its Factura business), (iv) obtain the resignations of Geoffrey Clear, James Ragonese and Anne Marie Bell as trustees of the trust forming part of such 401(k) Plan, effective as of the Closing Date, (v) appoint

L. Joseph Thompson as successor trustee of the trust forming part of such 401(k) Plan, effective as of the Closing Date, (vi) approve the merger of such 401(k) Plan with the Minnesota Mining and Manufacturing Company Voluntary Investment Plan and Employee Stock Ownership Plan (the "VIP"), (vii) direct the trustees of the 401(k) Plan to prepare for the transfer of the assets and records of such Plan to the trustee of the VIP, and (viii) prior to the merger of the 401(k) Plan into the VIP, cause the 401(k) Plan to return sufficient contributions and earnings thereon to the Company's highly compensated employees so that the 401(k) Plan complies with the anti-discrimination provisions of Section 401(k) of the Code for the plan year ending December 31, 2000. The Merger Agreement provides that the surviving corporation of the Merger shall permit its employees to continue their participation in the 401(k) Plan (if they have not become eligible to participate in the VIP) until the 401(k) Plan is merged into the VIP.

     EMPLOYMENT AGREEMENTS. The Company will assist Parent in (i) identifying those key employees of the Company and its subsidiaries whose continued employment following the Closing Date should be covered by individual employment agreements, and (ii) designing the provisions of such agreements; PROVIDED, HOWEVER, that the surviving corporation of the Merger shall have the final authority to decide which of the Company's employees will be offered such employment agreements. The Company will use reasonable commercial efforts to convince such key employees to enter into such individual employment agreements on or prior to the Closing Date.

     RETENTION INCENTIVES. The Company will assist Parent in (i) identifying those key employees of the Company and its subsidiaries who should be eligible for retention bonuses/compensation as an incentive for them to continue their employment following the Closing Date, and (ii) designing the terms and conditions of such retention bonuses/compensation; PROVIDED, HOWEVER, that the surviving corporation of the Merger shall have the final authority to decide both the employees eligible for such retention bonuses/compensation as well as the terms and conditions of such bonuses/compensation.

     TERMINATION OF STOCK PURCHASE PLAN. As the plan sponsor, the Company will
(i) exercise its authority under its 1995 Employee Stock Purchase Plan to treat the Closing Date as an "Offering Termination Date" for purposes of such Plan,
(ii) cause each option in effect under the 1995 Employee Stock Purchase Plan as of such Offering Termination Date to be exercised as of the Closing Date, and
(iii) cause the 1995 Employee Stock Purchase Plan and all of the options outstanding under such Plan to be terminated effective as of the Closing Date, subject to the right of the option holders to receive the highest price per Share paid pursuant to the Offer for the Shares they become entitled to receive upon the exercise of their options.

     INDEMNIFICATION, EXCULPATION AND INSURANCE. The Merger Agreement provides that Parent shall maintain in effect with a carrier reasonably acceptable to the Company for not less than six years after the Effective Time, the Company's current directors and officers insurance policies, if such insurance is obtainable (or policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of the Company) with respect to acts or failures to act prior to the Effective Time, including acts relating to the transactions contemplated by the Merger Agreement; provided, however, that in order to maintain or procure such coverage, Parent shall not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than two times the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the "CAP"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     The Merger Agreement also provides that from and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (each, an "INDEMNIFIED PARTY") against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time.

     The Merger Agreement requires the surviving corporation in the Merger to keep in effect all provisions in its articles of organization and by-laws that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company to the fullest extent permitted by the MBCL and such provisions shall not be amended except as either required by applicable law or to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; capitalization; corporate authorizations; subsidiaries; SEC filings; absence of certain changes; litigation; contracts; compliance with laws; labor matters; environmental matters; employee benefits matters; taxes; intellectual property; real and personal property; state takeover statutes; brokers; the inapplicability of the Rights Agreement to the Offer and the Merger; and the opinion of the Company's financial advisor.

     PROCEDURE FOR AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that it may be amended in writing by the parties thereto at any time, whether before or after the Shareholder Approval has been obtained; PROVIDED that, after the purchase of Shares pursuant to the Offer, no amendment shall be made which decreases the price per Share payable pursuant to the Offer and, after the Shareholder Approval, if required, has been obtained, there shall be made no amendment that by law requires further approval by the shareholders of the parties without the further approval of such shareholders. Following the consummation of the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent and Purchaser's respective obligations under the Merger Agreement.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

THE SHAREHOLDERS AGREEMENT

     The following is a summary of certain provisions of the Shareholders Agreement, dated as of November 13, 2000 among Parent, Purchaser and certain executive officers and directors of the Company (the "SHAREHOLDERS AGREEMENT").

     TENDER OF SHARES. Subject to certain permitted dispositions of Shares, certain executive officers and directors of the Company (the "SHAREHOLDERS") have agreed to tender all of their Shares in the Offer (including any Shares acquired after the date of the Shareholders Agreement) and not to withdraw such Shares from the Offer unless the Offer or the Merger Agreement is terminated. The Shareholders own, in the aggregate, 11.2% of the outstanding Shares on a fully diluted basis.

     OPTIONS. Each of the Shareholders has also agreed to the cancellation of each outstanding Company option to purchase shares of Common Stock that is held by such Shareholder at the time of acceptance for payment of any Shares by the Purchaser in the Offer, in exchange for the consideration described above under "The Merger Agreement -- Stock Options."

     VOTING AGREEMENT. Each of the Shareholders further agreed that from the date of the Shareholders Agreement until the termination of the Merger Agreement, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, such Shareholder will vote such Shareholder's Shares (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Shareholders Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) except as otherwise agreed to in writing by Parent, against any action, proposal, agreement or transaction that would result in a material breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement (whether or not theretofore terminated) or of the Shareholder contained in the Shareholders Agreement; and (iii) against any action, agreement or transaction that would materially delay or impair the ability of the Company to consummate the transactions provided for in the Merger Agreement or any Acquisition Proposal.

     IRREVOCABLE PROXY. Pursuant to the Shareholders Agreement, each of the Shareholders irrevocably appointed Parent and each of its officers as such Shareholder's attorney, agent and proxy, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to such Shareholder's shares of Company Common Stock at any meeting of shareholders of the Company or by written consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the paragraph above.

     Pursuant to the Shareholders Agreement, each Shareholder agreed to revoke all other proxies and powers of attorney with respect to such Shareholder's shares of Company Common Stock, and agreed that no subsequent proxy or power of attorney will be given or written consent executed (and if given or executed, shall not be effective) by any Shareholder with respect thereto.

     NO DISPOSITION OR ENCUMBRANCE OF SHARES. Each of the Shareholders further agreed that, except as contemplated by the Shareholders Agreement, such Shareholder will not (i) sell, transfer, tender, pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any liens of any nature whatsoever with respect to, any of such Shareholder's Shares, other than the making of bona fide gifts of such shares in an aggregate amount of not more than 20,000 shares per Shareholder (provided that bona fide charitable organizations under the Code need not agree to be so bound), (ii) other than as contemplated by the Shareholders Agreement, take any action that would make any representation or warranty of such Shareholder untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's material obligations or (iii) directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing.

     NO SOLICITATION OF TRANSACTIONS. Subject to each of the Shareholder's fiduciary duties and obligations as an officer or director of the Company, each Shareholder agreed that between the date of the Shareholders Agreement and the date of termination of the Merger Agreement, such Shareholder will not, directly or indirectly, solicit, initiate, facilitate, including by furnishing any information to any person, or encourage the submission of any Acquisition Proposal or any proposal that may reasonably be expected to lead to, an Acquisition Proposal.

     TERMINATION. Each Shareholder's obligation under the Shareholders Agreement to tender, and not withdraw, their Shares pursuant to the Offer will terminate on the earlier of expiration date of the Offer and the termination of the Merger Agreement. The remaining provisions of the Shareholders Agreement will terminate, and no party will have any rights or obligations under the Shareholders Agreement, and the Shareholders Agreement shall become null and void and have no further effect upon the earlier of (i) the Effective Time and
(ii) the termination of the Merger Agreement.

THE STOCK OPTION AGREEMENT

     The following is a summary of certain provisions of the Stock Option Agreement, dated as of November 13, 2000, between Parent and the Company (the "OPTION AGREEMENT"). The Option Agreement could have the effect of making an acquisition of the Company by a third party more costly because of the need to acquire in any such transaction the option shares issued under the Option Agreement. The Option Agreement could also jeopardize the ability of a third party to acquire the Company in a transaction to be accounted for as a pooling-of-interests.

     OPTION GRANT. Under the Option Agreement, the Company has granted to Parent an unconditional, irrevocable option (the "OPTION") to purchase up to 1,291,873 fully paid and nonassessable shares of Company Common Stock, at a price of $21.00 per share, or, if higher, the highest price offered by Purchaser in the Offer; PROVIDED THAT, in no event shall the number of Shares for which the Option is exercisable exceed 19.9% of the Company's issued and outstanding shares of Company Common Stock without giving effect to any shares subject to or issued pursuant to the option.

     In the event that any additional shares of Company Common Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option.

     OPTION EXERCISE. Parent may exercise the Option only if both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined). Each of the following shall be an "EXERCISE TERMINATION EVENT": (i) the effective time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except a termination by Parent pursuant paragraph(d)(i) under "The Merger Agreement -- Termination," above; or (iii) the passage of six months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Parent pursuant to the aforementioned paragraph (d)(i) (PROVIDED THAT if an Initial Triggering Event continues or occurs beyond such termination and prior to the passage of such six-month period, the Exercise Termination Event shall be three months from the expiration of the Last Triggering Event but in no event more than nine months after such termination). The "LAST TRIGGERING EVENT" shall mean the last Initial Triggering Event to expire.

     The term "INITIAL TRIGGERING EVENT" shall mean any of the following events or transactions occurring after the date of the Option Agreement:

          (i) the Company or any of its subsidiaries, without having received Parent's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined under "The Merger Agreement" above) with any person other than Parent or any of its subsidiaries or the Board of Directors of the Company shall have recommended that the Company's shareholders approve or accept any Acquisition Transaction or shall have failed to publicly oppose an Acquisition Transaction, in each case with any person other than Parent or any of its subsidiaries;

          (ii) the Company or any of its subsidiaries, without having received Parent's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose to engage in, an Acquisition Transaction with any person other than Parent or one of its subsidiaries, or the Board of Directors of the Company shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Parent, its recommendation that the Company's shareholders approve the transactions contemplated by the Merger Agreement;

          (iii) the Company terminates the Merger Agreement pursuant to paragraph (h) under "The Merger Agreement -- Termination";

          (iv) any person other than Parent, any subsidiary of Parent or any subsidiary of the Company acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Company Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in
     Section 13(d) of the 1934 Act, and the rules and regulations thereunder);
     or

          (v) after an overture is made by a third party to the Company or its shareholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Parent to terminate the Merger Agreement and (y) shall not have been cured prior to the date the Parent sends written notice to the Company of its wish to exercise the Option.

     The term "SUBSEQUENT TRIGGERING EVENT" shall mean either of the following events or transactions occurring after the date hereof:

          (i) the acquisition by any person of beneficial ownership of 20% or more of the then outstanding shares of Common Stock; or

          (ii) the occurrence of the Initial Triggering Event described in clause (i) of the paragraph above defining the term "Initial Triggering Event."

     REGISTRATION RIGHTS. The Option Agreement further provides that, upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, the Company shall, if requested by Parent within twelve months following such date, as expeditiously as possible prepare and file a registration statement under the Securities Act of 1933, as amended, if such registration is necessary in order to permit the sale or other disposition of any or all shares of Company Common Stock or other securities that have been acquired by or are issuable to Parent upon exercise of the Option, provided that Parent agrees in writing, at the time of its request for registration, to irrevocably exercise the Option immediately following the effectiveness of the registration statement covering the shares of Common Stock issuable upon exercise of the Option (or such earlier time as required by the SEC). The Option Agreement also provides the Parent with "piggy-back" registration rights if the Company, at any time after the exercise of the Option and prior to the first anniversary of the date of the Subsequent Triggering Event, proposes to register any Company securities or rights representing Company securities.

APPRAISAL RIGHTS

     No appraisal rights to seek to obtain the "fair value" of their Shares are available to shareholders of the Company in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his shares will have certain rights under Chapter 156B of the MGL to dissent from the Merger, demand appraisal of and obtain payment in cash for the fair value of that shareholder's Shares. Those rights, if the statutory procedures set forth in Sections 85 to 98 of Chapter 156B of the MGL are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective date of the Merger) required to be paid in cash to dissenting shareholders of the Company for their Shares. Any judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the consideration payable in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the consideration payable in the Merger.

     The Merger Agreement provides that, notwithstanding any provision of the Merger Agreement to the contrary, any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters' rights with respect to such Shares in accordance with Chapter 156B of the MGL and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters' rights ("DISSENTING SHARES"), will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of Dissenting Shares will be entitled to only such rights as are granted by Chapter 156B of the MGL.

     The Merger Agreement further provides that if any shareholder of the Company who asserts dissenters' rights with respect to its Shares under the MGL effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters' rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest thereon, upon surrender of the certificate or certificates formerly representing such Dissenting Shares.

     The Merger Agreement further provides that the Company shall give Parent
(x) prompt notice of any written intent to demand payment of the fair value of any Shares, withdrawals of such demands and any other instruments delivered pursuant to the MGL in respect of Shares or the Merger received by the Company and (y) the opportunity to control and resolve all negotiations and proceedings with respect to dissenters' rights under the MGL. The Company may not voluntarily make any payment with respect to any exercise of dissenters' rights and may not, except with the prior written consent of Parent, settle or offer to settle any such dissenters' rights.

     The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the MGL and is qualified in its entirety by the full text of Sections 85 to 98 of Chapter 156B of the MGL.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 156B OF THE MGL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

GOING-PRIVATE TRANSACTIONS

     Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority shareholders in the Merger be filed with the SEC and disclosed to shareholders prior to the consummation of the Merger.

14.  DIVIDENDS AND DISTRIBUTIONS

     As discussed in Section 13, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior approval of Parent, the Company may not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock except for cash dividends payable to the Company or a subsidiary of Company by a subsidiary of the Company.

15.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may postpone the acceptance for payment or payment for any Shares tendered, and, when permitted by the Merger Agreement, amend or terminate the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Common Shares, together with Common Shares owned by Parent or Purchaser, which would represent at least a majority of the outstanding Common Stock (determined on a fully diluted basis for all outstanding stock options, convertible securities and any other rights to acquire Company Common Stock on the date of purchase, and (ii) any requisite waiting period under the HSR Act (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer or to the Merger and any other requisite waiting periods under any other applicable material competition, merger, control, antitrust or similar law or regulation shall have been terminated or shall have expired. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and, subject to the Merger Agreement, may terminate or amend the Offer, immediately prior to the applicable expiration of the Offer, if any of the following conditions exists:

          (a) there shall be pending or formally threatened any suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by Parent or Purchaser of any Shares, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place limitations on the ownership of shares of Common Stock (or shares of common stock of the surviving corporation) by Parent or Purchaser, (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or Parent and subsidiaries taken as a whole, or (iv) which otherwise is reasonably expected to have a material adverse effect;

          (b) any Legal Restraint, as defined in the Merger Agreement, that has the effect of preventing the purchase of Shares pursuant to the Offer or the Merger shall be in effect;

          (c) except as set forth in the Disclosure Letter or in forms, reports and other documents filed by the Company with the Commission, since September 30, 2000, there shall have been any state of facts, change, development, effect, event, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to have, a Material Adverse Effect as defined in the Merger Agreement;

          (d) the representation and warranty of the Company concerning its capitalization contained in the Merger Agreement shall not be true and correct in all material respects, or the other representations and warranties of the Company contained in the Merger Agreement shall not be true and correct, except for such failures to be true and correct that (without giving effect, with respect to those representations and warranties that are not true and correct, to any limitation as to "materiality" or material adverse effect set forth therein), individually and in the aggregate, would not reasonably be expected to have a material adverse effect;

          (e) the Company shall have failed to perform in any respect any obligation required to be performed by it under the Merger Agreement at or prior to the Termination Date, which failure would reasonably be expected to have a material adverse effect;

          (f) Parent shall not have obtained all consents, approvals, authorizations, qualifications and orders of all Governmental Entities legally required in connection with the Merger Agreement and the transactions contemplated thereby, other than any such consents, approvals, authorizations, qualifications and orders, the failure of which to obtain, individually and in the aggregate, would not reasonably be expected to have a material adverse effect; provided, however, that the failure to obtain such consents, approvals, authorizations, qualifications or orders is not the result of a breach by Parent or Purchaser of any of their covenants and other obligations set forth in the Merger Agreement;

          (g) the Merger Agreement shall have been terminated in accordance with its terms;

          (h) the Company Board shall have (A) withdrawn or modified or changed, in any manner adverse to Parent or Purchaser, its recommendation to Company shareholders to accept the Offer and tender the Shares, (B) accepted, approved or recommended any Acquisition Proposal, or (C) resolved or publicly disclosed any intention to do any of the foregoing; or

          (i) there shall have occurred (A) any general suspension of trading in or on the Nasdaq National Market (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (B) a decline of at least 30% (determined for any particular day as of the close of business for such day) in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the date hereof, (C) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (D) the imposition of any limitation (whether or not mandatory) by any government or Governmental Entity, on the extension of credit by banks or other lending institutions, (E) a commencement of a war or armed hostilities or any other national or international calamity directly involving the United States or (F) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

which, in the sole discretion of Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

16.  CERTAIN LEGAL MATTERS

     Except as described in this Section 16, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of Parent, the Purchaser or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any Governmental Entity that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While (except as otherwise expressly described in this Section 16) the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 for a description of certain conditions to the Offer.

     STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS CORP.
V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Company is incorporated under the laws of the Commonwealth of Massachusetts, which has certain "antitakeover" laws.

     Chapter 110F of the MGL limits the ability of a Massachusetts corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of five percent or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's Board of Directors has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and, therefore, Chapter 110F of the MGL is inapplicable to the Offer and the Merger.

     Under Chapter 110D of the MGL, entitled "Regulation of Control Shares Acquisitions," unless a Corporation's articles of incorporation provide that such Chapter is not applicable to the corporation, any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a Massachusetts corporation may not vote such stock unless the stockholders holding a majority of the outstanding voting stock (excluding the interested shares) of the corporation so authorize. Chapter 110D of the MGL is inapplicable to the Company because the Company opted-out of Chapter 110D in accordance with the provisions thereof.

     Based on information supplied by the Company, the Purchaser does not believe that any state takeover statutes purport to apply to the Offer or the Merger. Neither the Purchaser nor Parent has currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer.

     ANTITRUST LAW. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 30-calendar day waiting period commenced by the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the "FTC"), or unless early termination of such waiting period is granted. Parent has filed such Notification Report Form. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     FOREIGN ANTITRUST LAWS. The Purchaser believes that notices of the acquisition of the Company will have to be filed under the laws of several foreign jurisdictions. There can be no assurance that a challenge to the Offer under these foreign laws on competition or other grounds will not be made or, if such a challenge is made, of the result thereof.

17.  FEES AND EXPENSES

     Merrill Lynch is acting as Dealer Manager for the Offer and is providing certain financial advisory services to Parent and the Purchaser in connection with the Offer, for which services Merrill Lynch will receive customary compensation. Parent also has agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold the securities of Parent and the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Parent and the Purchaser have retained MacKenzie Partners, Inc. to act as the Information Agent and EquiServe, L.P., to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

     Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

18.  MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither Parent nor the Purchaser is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent Parent or the Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent and the Purchaser have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that such material will not be available at the regional offices of the Commission).


                                        EQUINOX ACQUISITION, INC.

November 17, 2000

                                                                      SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            PARENT AND THE PURCHASER

1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, each person's business address is that of the Parent. Each such director and executive officer is a citizen of the United States.

                             POSITION WITH PARENT; PRESENT OCCUPATION OR
                             EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST
NAME AND BUSINESS ADDRESS    FIVE YEARS.
-------------------------    --------------------------------------------------

Livio D. DeSimone            Chairman of the Board and Chief Executive Officer
                             since 1991. Mr. De Simone is also a Director of Cargill, Incorporated, General Mills, Inc., Target
                             Corp., Vulcan Materials Company and Milliken &
                             Company.

Linda G. Alvarado            Director of Parent since 2000; President and Chief
 3M                          Executive Officer, Alvarado Construction, Inc., a
 P.O. Box 33428              commercial general contracting firm that she
 St. Paul, MN 55133-3428     founded in 1976. Ms. Alvarado is also a director
                             of Engelhard Corporation, Pitney Bowes, Inc., and
                             Pepsi Bottling Group, Inc.

Harry C. Andrews             Executive Vice President, Electro and
                             Communications Markets since September 1999; Vice
                             President, Corporate Enterprise Development,
                             October 1996; Managing Director, Southern Europe
                             Region, May 1996; Managing Director, 3M Italy,
                             June 1993.

Ronald O. Baukol             Director of Parent since 1996-Executive Vice
                             President, International Operations since 1995.
                             Vice President, Asia Pacific, Canada and Latin
                             America, 1994-1995. Mr. Baukol is also a Director of Graco, Inc., and The Toro Company.

Ronald R. Belschner          Vice President, Engineering, Manufacturing and
                             Logistics since November 2000; Division Vice
                             President, Industrial Tape and Specialties
                             Division, April 1995.

John W. Benson               Executive Vice President, Health Care Markets
                             since January 1998; Group Vice President,
                             Industrial Markets Group, January 1996; Division
                             Vice President, Abrasive System Division, March
                             1995; Group Vice President, Abrasive, Chemical and
                             Film Products Group, August 1995.

Edward A. Brennan            Director of Parent since 1986; retired (1995)
 3M                          Chairman of the Board, President, and Chief
 P.O. Box 33428              Executive Officer, Sears, Roebuck and Co; Mr.
 St. Paul, MN 55133-3428     Brennan is also a director of The Allstate
                             Corporation, Morgan Stanley Dean Witter & Co., AMR
                             Corporation, Unicom Corporation, Dean Foods
                             Company, and The SABRE Group Holdings, Inc.

Robert J. Burgstahler        Vice President, Finance and Administrative
                             Services since February 2000; President and
                             General Manager, 3M Canada Company, March 1998;
                             Staff Vice President, Taxes, May 1995; Executive
                             Director, Taxes, January 1994.

M. Kay Grenz                 Vice President, Human Resources since March 1998;
                             Staff Vice President, Human Resources Consulting and Resource Services, August 1996; Staff Vice
                             President, Human Resources Corporate Services,
                             November 1992.

Paul Guehler                 Vice President, Research and Development since
                             June 2000; Vice President, Corporate Enterprise
                             Development and Optical Technologies, October
                             1999; Optical Markets and Technologies Vice
                             President, March 1998; Division Vice President,
                             Safety and Security Systems Division, February
                             1992.

                             POSITION WITH PARENT; PRESENT OCCUPATION OR
                             EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST
NAME AND BUSINESS ADDRESS    FIVE YEARS.
-------------------------    --------------------------------------------------

Edward M. Liddy              Director of Parent since 2000; Chairman, President
 3M                          and Chief Executive Officer of The Allstate
 P.O. Box 33428              Corporation, the parent of Allstate Insurance
 St. Paul, MN 55133-3428     Company. Prior to this Mr. Liddy served as
                             President and Chief Operating Officer from 1994 to
                             1998. Mr. Liddy is also a director of Kroger Co.

Moe S. Nozari                Executive Vice President, Consumer and Office
                             Markets since June 1999; Group Vice President,
                             Consumer and Office Market Group, May 1996;
                             Division Vice President, Consumer Markets, October
                             1993.

Aulana L. Peters             Director of Parent since 1990; Partner, Gibson,
 3M                          Dunn & Crutcher LLP, a law firm, Los Angeles,
 P.O. Box 33428              California. Ms. Peters is also a director of
 St. Paul, MN 55133-3428     Merrill Lynch & Co., Inc., Northrop Grumman Corp.,
                             and Callaway Golf Company.

David W. Powell              Vice President, Marketing since June 1999;
                             Division Vice President, Commercial Office Supply
                             Division, July 1996; Managing Director, 3M France,
                             February 1995.

Charles Reich                Executive Vice President, Specialty Material
                             Markets and Corporate Services since September
                             1999; Group Vice President, Specialty Material
                             Markets Group, January 1999; Group Vice President,
                             Chemical Markets Group, March 1998; Division Vice
                             President, Occupational Health and Environmental
                             Safety Division, July 1997; Division Vice
                             President, Dental Products Division, April 1990.

Rozanne L. Ridgway           Director of Parent since 1989; former Assistant
 3M                          Secretary of State for Europe and Canada; Member
 P.O. Box 33428              of the Board Organization and Compensation
 St. Paul, MN 55133-3428     Committee; Ms. Ridgway served from 1985 until her
                             retirement in 1989 as Assistant Secretary of State for European and Canadian Affairs. Ms. Ridgway is a director of Bell Atlantic Corporation, The
                             Boeing Company, Emerson Electric Co., Nabisco,
                             Sara Lee Corporation, and Union Carbide
                             Corporation. Ms. Ridgway is also chair of the Baltic-American Enterprise Fund.

Frank Shrontz                Director of Parent since 1992; Chairman Emeritus,
 3M                          The Boeing Company; Chief Executive Officer of
 P.O. Box 33428              Boeing from 1986 and Chairman of the Board from
 St. Paul, MN 55133-3428     1988 until his retirement in 1997. Mr. Shrontz is
                             a director of Boise Cascade Corporation and Chevron Corporation, and a citizen regent on the Smithsonian Institution's Board of Regents. Mr.
                             Shrontz is also a member of the Business Council.

F. Alan Smith                Director of Parent since 1986; Chairman of
 3M                          Advanced Accessory Systems, Inc.; Chairman of
 P.O. Box 33428              Mackie Automotive System; Retired Executive Vice
 St. Paul, MN 55133-3428     President and Director, General Motors
                             Corporation; Chairman of the Audit Committee and
                             Member of the Public Issues Committee. Mr. Smith was a director of General Motors from 1981 until his retirement in 1992. Mr. Smith is a director of TransPro, Inc., and a trustee of the Florida
                             Institute of Technology.

                             POSITION WITH PARENT; PRESENT OCCUPATION OR
                             EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST
NAME AND BUSINESS ADDRESS    FIVE YEARS.
-------------------------    --------------------------------------------------

Louis W. Sullivan            Director of Parent since 1993; President,
                             Morehouse School of Medicine, Atlanta, Georgia;
                             Dr. Sullivan is a member of the Audit and Public
                             Issues Committees; Dr. Sullivan served as
                             Secretary, United States Department of Health and
                             Human Services, from 1989 to 1993. He returned to
                             Morehouse School of Medicine in 1993. Dr. Sullivan is a director of Bristol-Myers Squibb Company, CIGNA Corporation, Equifax, Inc., General Motors
                             Corporation, Georgia-Pacific Corporation, and
                             Household International. Dr. Sullivan is also a director of the Boy Scouts of American and a trustee of the Little League Foundation.

John J. Ursu                 Senior Vice President, Legal Affairs and General
                             Counsel since 1997;Vice President, Legal Affairs and General Counsel in 1993.

Ronald A. Weber              Executive Vice President, Transportation, Graphics
                             and Safety Markets since 2000; Division Vice
                             President, Automotive Division in 1996; Division
                             Vice President, Automotive Engineered Systems in
                             1995.

Harold J. Wiens              Executive Vice President, Industrial Markets since
                             September 1999; Executive Vice President,
                             Industrial and Electro Markets, June 1999;
                             Executive Vice President, Industrial and Consumer
                             Markets, July 1998; Group Vice President,
                             Industrial Markets Group, January 1998; Executive
                             Vice President, Sumitomo 3M Ltd. May 1995.

2. DIRECTOR AND EXECUTIVE OFFICERS OF THE PURCHASER. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the sole director and executive officers of the Purchaser are set forth below. Each such director and executive officer is a citizen of the United States.

                             POSITION WITH PARENT; PRESENT OCCUPATION OR
                             EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST
NAME                         FIVE YEARS.
----                         --------------------------------------------------

Ronald A. Weber              President and Director; Executive Vice President,
 3M                          Transportation, Graphics and Safety Markets of 3M
 P.O. Box 33428              since 2000; Division Vice President, Automotive
 St. Paul, MN 55133-3428     Division in 1996; Division Vice President,
                             Automotive Engineered Systems in 1995.

Andrew H. Wong               Director; Division Vice President, Optical Systems
 3M                          Division of 3M since October 1999; General
 P.O. Box 33428              Manager, Optical Systems Division, March 1998;
 St. Paul, MN 55133-3428     Business Department Manager, Optical Systems,
                             Safety and Security Systems Division, 1996;
                             Business Project Manager, Optical Systems, Safety and Security Systems Division, 1994.

Peggy Kubicz Hall            Clerk and Director; Senior Counsel of 3M.
 3M
 P.O. Box 33428
 St. Paul, MN 55133-3428

Janet L. Yeomans             Treasurer; Vice President and Treasurer of 3M since
 3M                          April 1996; Treasurer of 3M, July 1995.
 P.O. Box 33428
 St. Paul, MN 55133-3428

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below

                        THE DEPOSITARY FOR THE OFFER IS:

                                 EQUISERVE, L.P.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:


             BY MAIL:                           BY HAND:                                         BY COURIER:
    EquiServe Trust Company, N.A.    Securities Transfer and Reporting Services, Inc.    EquiServe Trust Company, N.A.
    Attn: Corporate Actions          c/o EquiServe Trust Company, N.A.                   Attn: Corporate Actions
    P.O. Box 8029                    100 William Street, Galleria                        150 Royale Street
    Boston, Massachusetts 02266      New York, New York 10038                            Canton, Massachusetts 02021


                           BY FACSIMILE TRANSMISSION:
                        (For Eligible Institutions only)
                                 (781)575-2233


                         CONFIRM FACSIMILE TRANSMISSION:
                                By telephone only
                                 (781)575-3120


                                    MACKENZIE
                                 PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (call collect)
                                       or
                          CALL TOLL FREE (800) 322-2885



                      THE DEALER MANAGER FOR THE OFFER IS:

                               MERRILL LYNCH & CO.

                            4 World Financial Center
                            New York, New York 10080
                          (212) 236-3790 (call collect)